Summary of Loan Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd.
(“the Company”) and Shenzhen Hi-Tech District Branch, Industrial Bank CO. Ltd
(“the Creditor”) dated December 26, 2010

Main contents

Contract number: Xingyinshen Gaoxinqu Shouxinduanjiezi(2010)021;

Loan principal: RMB 50 million;

Loan term: from January 19, 2011 to December 10, 2011;

Fixed interest rate: annually 6.391%;

Interest accrued and settled per month, interest settlement day is the 20th day of each month;

Penalty interest rate for delayed repayment: 6.391% plus 50% *6.391%;

Penalty interest rate for embezzlement of loan proceeds: 6.391% plus 50% *6.391%;

Purpose of the loan is to provide working capital for the Company;

Advanced repayment of loan needs to be approved by the Creditor;

Breach of contract penalties: correct the breach of contract in time limit; suspension of loan unprovided; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted:

  Termination and explanation

  Loan arrangement

  Interest clearing of the loan

  Payment of the loan

  Rights and obligations of both the Creditor and the Company

  Declaration and undertaking of the Company

  Interest penalty of loan

  Guarantee

  Continuity of Obligations

  Disputation settlement

  Validity

  Supplement articles